October 17, 2012

BY EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Mindray Medical International Limited (“Mindray”)

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 001-33036

Dear Mr. James:

Mindray received your letter dated October 3, 2012 setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission concerning the above referenced Form 20-F. The comment letter asks us to provide the information requested in your letter within ten business days or to advise the Staff when we will provide the requested response. Our counsel, Robert Plesnarski of O’Melveny & Myers LLP, previously spoke to Kevin Kuhar, Staff Accountant and requested and received an extension of time so that we can devote the appropriate time and resources to consider the Staff’s comments and to complete our responses. We now expect to provide our responses to the comment letter by no later than November 1, 2012.

Please contact Robert Plesnarski at (202) 383-5149 or the undersigned at (212) 326-2037 with any questions or comments regarding this letter.

Sincerely,

/s/ Kurt Berney Kurt Berney of O’Melveny & Myers LLP

cc:	Mr. Xu Hang

Mr. Li Xiting

Mr. Alex Lung

Ms. Fannie Lin Fan

(Mindray Medical International Limited)

Ms. Loretta Fong

Ms. Yulanda Tang

(PricewaterhouseCoopers)

Mr. Robert Plesnarski

(O’Melveny & Myers LLP)